15046319

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

SEC Mail Processing Section
FEB 27 2015
Washington DC
404

| SEC FILE NUMBER |
|---|
| 8-51393 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FTN FINANCIAL SECURITIES CORP

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

845 Crossover Lane, Suite 150
(No. and Street)

| Memphis | TN | 38117 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

| 6070 Poplar Avenue, Suite 450 | Memphis | TN | 38119 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

## OATH OR AFFIRMATION

I, Donald A Ritcheson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FTN Financial Securities Corp, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHARON I. McCURDY
STATE OF TENNESSEE NOTARY PUBLIC
SHELBY COUNTY

Signature

Chief Financial Officer
Title

Notary Public

My Comm. Exp. Sept. 3, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**FTN FINANCIAL SECURITIES CORP**
(A Wholly Owned Subsidiary of
First Tennessee Bank National Association)

Statement of Financial Condition

December 31, 2014

(With Reports of Independent Registered Public Accounting Firm Thereon)

KPMG

**KPMG LLP**
Triad Centre III
Suite 450
6070 Poplar Avenue
Memphis, TN 38119-3901

## Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
FTN Financial Securities Corp:

We have audited the accompanying statement of financial condition of FTN Financial Securities Corp (the Company) as of December 31, 2014 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2014, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Memphis, Tennessee
February 26, 2015

**FTN FINANCIAL SECURITIES CORP**
(A Wholly Owned Subsidiary of
First Tennessee Bank National Association)

Statement of Financial Condition

December 31, 2014

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 76,074,382 |
| Cash segregated for regulatory purposes | | 3,000,000 |
| Securities owned, at fair value | | 428,495,374 |
| Securities purchased under agreements to resell | | 39,123,750 |
| Securities borrowed | | 323,642,790 |
| Receivable from customers | | 2,424,887 |
| Receivable from brokers and dealers | | 10,685,240 |
| Receivable from clearing organizations | | 6,702,514 |
| Receivable from FTBNA, net | | 335,684 |
| Accrued interest receivable | | 3,185,720 |
| Deferred tax asset | | 936,859 |
| Other assets | | 611,308 |
| Total assets | $ | 895,218,508 |
| **Liabilities and Stockholder's Equity** | | |
| Securities sold, not yet purchased, at fair value | $ | 358,158,049 |
| Securities sold under agreements to repurchase | | 148,027,500 |
| Short-term secured borrowing | | 5,000,000 |
| Long-term secured borrowing | | 1,668,460 |
| Payable to customers | | 607,742 |
| Payable to brokers and dealers | | 38,485 |
| Payable to clearing organizations | | 7,611,392 |
| Deferred tax liability | | 715,977 |
| Accrued compensation and benefits | | 4,320,379 |
| Accrued interest payable | | 2,913,826 |
| Other accrued expenses | | 331,675 |
| Total liabilities | | 529,393,485 |
| Stockholder's equity: | | |
| Common stock, $1 par value per share. Authorized, issued, and outstanding 1,000 shares | | 1,000 |
| Additional paid-in capital | | 118,606,876 |
| Retained earnings | | 248,718,615 |
| Accumulated other comprehensive loss, net | | (1,501,468) |
| Total stockholder's equity | | 365,825,023 |
| | $ | 895,218,508 |

See accompanying notes to financial statements.

## (1) Organization and Significant Accounting Policies

### *(a) Organization and Operations*

FTN Financial Securities Corp (the Company), a Tennessee corporation, was formed on October 30, 1998, to act as an underwriter, broker, and dealer of certain debt and equity instruments, including corporate and municipal bonds, government and government agency securities, mortgage-backed securities, common and preferred stocks, and other asset-backed securities, and derivatives thereof. The Company is also permitted to engage in investment banking services. The Company was capitalized on January 19, 1999 as, and continues to be, a wholly owned subsidiary of First Tennessee Bank National Association (FTBNA), which is a wholly owned subsidiary of First Horizon National Corporation (FHN).

The Company is registered as a securities dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), the Municipal Securities Rule Making Board, and with various state agencies. As such, the Company is subject to the rules and regulations of these federal and state regulatory agencies. As a subsidiary of a national bank, the Company is also subject to the rules and regulations of the Office of the Comptroller of the Currency.

The Company is a self-clearing broker/dealer and transacts business with non-broker/dealer customers in delivery versus payment/receipt versus payment accounts, but does not custody funds or securities on behalf of such customers.

### *(b) Use of Estimates*

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

On an ongoing basis, the Company evaluates its estimates and assumptions, including those related to fair value measurements and income taxes. These estimates and assumptions are based on management's best estimates and judgments. Management adjusts such estimates and assumptions when facts and circumstances dictate. The Company bases its estimates on historical experience and the current economic environment and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities not readily apparent from other sources. Fair value measurements are potentially subject to material changes in the near term. Actual results could differ significantly from those estimates.

### *(c) Securities Borrowed Transactions*

Securities borrowed require the Company to deliver cash to the lender in exchange for securities and are included in securities borrowed in the statement of financial condition. The Company monitors the market value of securities borrowed on a daily basis, with additional collateral obtained or refunded as necessary. Substantially all of these transactions are executed under master netting agreements, which gives us the right of offset in the event of counterparty default; however, such receivables and payables with the same counterparty are not set-off in the statement of financial condition.

### *(d) Securities Purchased Under Agreements to Resell*

Securities purchased under agreements to resell ("reverse repurchase agreements") are collateralized financing transactions that are recorded at their contractual amounts plus accrued

interest. These agreements are short-term in nature and consist of U.S. government securities. The Company obtains control of the collateral and the Company values the collateral on a daily basis, with additional collateral obtained when necessary to minimize the risk associated with this activity. As of December 31, 2014, all of the Company's securities purchased under agreements to resell were recognized as collateralized financings. It is the Company's policy to obtain possession of the securities purchased under agreements to resell and securities borrowed, consisting primarily of U.S. government securities and corporate bonds.

### (e) *Securities Sold Under Agreements to Repurchase*

Securities sold under agreements to repurchase ("repurchase agreements") are collateralized financing transactions that are recorded at their contractual amounts plus accrued interest. The Company makes delivery of securities sold under agreements to repurchase and monitors the value of collateral on a daily basis. When necessary, the Company will deliver additional collateral.

Transactions involving short-term purchases of securities under agreements to resell (reverse repurchase agreements), short-term securities borrowings under securities borrowing agreements (securities borrowed), or sales of securities under agreements to repurchase (repurchase agreements) are generally entered into with third-party broker/dealers. These agreements are accounted for as collateralized financings except where the Company does not have an agreement to sell the same or substantially the same securities before maturity at a fixed or determinable price.

### (f) *Cash and Cash Equivalents*

Cash and cash equivalents as presented in the statement of cash flows include cash on hand and due from banks and exclude cash segregated for regulatory purposes. The Company segregates cash for regulatory purposes which include cash on deposit in a special bank account for the exclusive benefit of customers pursuant to SEC Rule 15c3-3.

### (g) *Securities Transactions*

Securities transactions are recorded on trade date, as if they had settled.

Securities owned and securities sold, not yet purchased are valued at fair value.

### (h) *Furniture, Equipment, and Leasehold Improvements, Net*

Furniture, equipment, and leasehold improvements consist of leasehold improvements, office furniture and fixtures, computer equipment, and other electronic data processing equipment. Depreciation expense for furniture, fixtures, and equipment is computed over estimated useful lives of five to eight years using the straight-line method. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease using the straight-line method. As of December 31, 2014, furniture, equipment, and leasehold improvements are fully depreciated.

### (i) *Derivative Instruments*

The Company buys and sells securities for resale to customers. When these securities settle on a delayed basis, they are considered forward contracts as free-standing derivative instruments. For these free-standing derivative instruments, changes in fair value are recognized currently in earnings. Fair value is defined as the amount the Company would receive or pay in the market to replace the derivative as of the valuation date. Fair value is determined using available market

information and appropriate valuation methodologies, including recent transactions, quoted prices and reference to prices for similar securities. Credit risk related to these transactions is controlled through credit approvals, risk control limits, and ongoing monitoring procedures.

### *(j) Deferred Income Taxes*

Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance is required for deferred tax assets if, based on available evidence, it is more likely than not that all or some portion of the asset may not be realized due to the inability to generate sufficient taxable income in the period and/or of the character necessary to utilize the benefit of the deferred tax asset. There are currently no valuation allowances respective to the Company's deferred tax assets.

### *(k) Fair Value*

The Company's financial instruments are either carried at fair value or considered to be stated at fair value due to their short term nature. The Company follows the guidance set forth in ASC 820, *Fair Value Measurements and Disclosures*, including all amendments and updates, to determine the fair value of financial instruments, the details of which are disclosed in note 5.

### *(l) Subsequent Events*

In connection with the preparation of the financial statements and in accordance with ASC 855, *Subsequent Events*, the Company has evaluated subsequent events through February 26, 2015, which was the date the financial statements were available to be issued.

## (2) Income Taxes

The Company calculates its income tax provision under the terms of a tax-sharing arrangement with FHN, with whom it files a consolidated federal tax return. For federal income taxes, the Company provides intercompany charges or credits in lieu of income taxes as if the Company filed on a separate-return basis. The Company computes state taxes at the applicable state tax rate and remits directly to the applicable state authorities. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing enacted tax laws and rates.

As of December 31, 2014, the Company had deferred tax assets of $936,859 and deferred tax liabilities of $715,977. As of December 31, 2014, $1,348,140 was due from FTBNA for current income taxes and is a component of receivable from FTBNA, net in the Company's statement of financial condition.

The components of deferred income taxes in the accompanying statement of financial condition at December 31, 2014 are as follows:

| | | |
|---|---|---|
| Deferred tax assets: | | |
| Deferred tax on minimum pension liability | $ | 916,207 |
| Other | | 20,652 |
| Gross deferred tax assets | | 936,859 |
| Deferred tax liabilities: | | |
| Prepaid pension | | 533,109 |
| Prepaid expenses | | 182,868 |
| Gross deferred tax liabilities | | 715,977 |
| Net deferred tax assets | $ | 220,882 |

Management has concluded that the realization of the deferred tax asset is more likely than not as a result of the timing of reversal of the Company's deferred tax liabilities and its expected ability to generate sufficient taxable income in future periods to utilize the benefit of the deferred tax assets. Accordingly, there was no valuation allowance for 2014.

ASC 740 defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely than-not" to be sustained by the taxing authority. This section also provides guidance on the derecognition, measurement, and classification of income tax uncertainties in interim periods. As of December 31, 2014, the Company had no unrecognized tax benefits related to federal or state income tax matters. The Company accounts for interest and penalties, if any, as a component of income tax expense.

## (3) Receivable from and Payable to Customers, Broker/Dealers, and Clearing Organizations

Receivable from and payable to customers and broker/dealers consist primarily of securities failed to deliver, securities failed to receive, and securities transactions which have yet to reach their settlement date. The amount receivable from clearing organizations consists of receivables from and deposits with various clearing organizations. Amounts receivable from and payable to customers, broker/dealers and clearing organizations at December 31, 2014 consist of the following:

| | | Receivable | Payable |
|---|---|---|---|
| Securities failed to deliver/receive – broker/dealer | $ | 44,154 | — |
| Net pending trades receivable/payable – broker/dealer | | 10,594,595 | — |
| Other - broker/dealer | | 46,491 | 38,485 |
| Broker/dealer subtotal | | 10,685,240 | 38,485 |
| Securities failed to deliver/receive – customer | | 2,424,887 | 533,350 |
| Other – customer | | — | 74,392 |
| Customer subtotal | | 2,424,887 | 607,742 |
| Receivable from/payable to clearing organizations | | 6,702,514 | 7,611,392 |
| Total | $ | 19,812,641 | 8,257,619 |

## (4) Securities Owned and Securities Sold, Not Yet Purchased

As of December 31, 2014, securities owned and securities sold, not yet purchased consist of trading securities at fair value as follows:

| | | Securities owned | Securities sold, not yet purchased |
|---|---|---|---|
| Corporate obligations | $ | 311,911,069 | 306,511,271 |
| U.S. government obligations | | 72,265,127 | 51,646,778 |
| U.S. agency obligations | | 44,253,848 | — |
| Equity and other securities | | 65,330 | — |
| Total | $ | 428,495,374 | 358,158,049 |

## (5) Fair Value of Assets and Liabilities

In accordance with ASC 820, the Company groups its assets and liabilities measured at fair value in three levels, based on the markets in which such assets and liabilities are traded and the reliability of the inputs used to determine fair value. This hierarchy requires the Company to maximize the use of observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. Each fair value measurement is placed into the proper level based on the lowest level of significant input. The levels are:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.

- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.
- Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect our own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models, and similar techniques.

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Financial assets are marked to bid prices and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs. The best evidence of fair value is a quoted price in an active market. If listed prices or quotations are not available, fair value is determined by reference to prices for similar instruments, quoted prices or recent transactions in less active markets, or internally developed prices that primarily use as inputs market-based or independently sourced parameters, including, but not limited to, interest rates, volatilities, debt prices, credit curves and funding rates.

Fair value of assets and liabilities measured on a recurring basis are as follows:

| | December 31, 2014 | | | |
|---|---|---|---|---|
| | **Total** | **Level 1** | **Level 2** | **Level 3** |
| Securities owned | $ 428,495,374 | — | 428,490,679 | 4,695 |
| Securities sold, not yet purchased | 358,158,049 | — | 358,158,049 | — |

The Company did not fair value any assets or liabilities on a nonrecurring basis at December 31, 2014.

***Level Changes in Fair Value Measurements***

For the year ended December 31, 2014, there were no transfers between levels.

The table below includes a roll-forward of the statement of financial condition amounts for the year ended December 31, 2014 (including the change in fair value) for financial instruments classified within level 3 of the valuation hierarchy for assets and liabilities measured at fair value on a recurring basis. When a determination is made to classify a financial instrument within level 3 of the valuation hierarchy, the determination is based upon the significance of the unobservable factors to the overall fair value measurement. However, since level 3 financial instruments typically include, in addition to the unobservable or level 3 components, observable components (that is, components that are actively quoted and can be validated to external sources), the gains and losses in the table below include changes in fair value due in part to observable factors that are part of the valuation methodology.

| | | Securities owned (corporate obligations) |
|---|---|---|
| Fair value, January 1 | $ | 4,708 |
| Total realized gains (losses) included in income | | (13) |
| Purchases, issuances and settlements, net | | — |
| Transfers in and/or (out) of Level 3 | | — |
| Fair value, December 31 | $ | 4,695 |
| Total realized gains (losses) included in income related to financial assets and liabilities still on the balance sheet at December 31 | $ | — |

***Other Fair Value Disclosures***

The securities owned and securities sold, not yet purchased are carried at fair value on the consolidated statement of financial condition.

The following represent financial instruments in which the ending balance at December 31, 2014 is not carried at fair value on the statement of financial condition. If the following instruments were carried at fair value and categorized using the above fair value hierarchy, these items would be considered level 2 for purposes of ASC 820.

*Short-Term Financial Instruments*: The carrying value of short-term financial instruments, including cash and cash equivalents, cash segregated for regulatory purposes, repurchase agreements, and securities borrowed are recorded at amounts that approximate the fair value of these instruments. These financial instruments generally expose us to limited credit risk and have no stated maturities or have short-term maturities and carry interest rates that approximate market rates.

*Receivables and Other Assets*: Receivables from customers, broker-dealers and clearing organizations, other receivables and certain other assets are recorded at amounts that approximate fair value due to their short-term expected maturities.

*Payables*: Payables to customers, broker-dealers, and certain other liabilities are recorded at amounts that approximate fair value due to their short-term expected maturities.

*Short-term secured borrowing*: Short-term secured borrowings are recorded at book value which approximates fair value. The carrying amount is a reasonable estimate of fair value because of the short-term nature of the borrowing.

*Long-term secured borrowing*: Long-term secured borrowings are recorded at amounts that approximate fair value.

## (6) Securities Sold Under Agreements to Repurchase

The Company enters into sales of securities under agreements to repurchase, with the obligation to repurchase the securities sold reflected as a liability on the statement of financial condition. At December 31, 2014, securities owned with a fair value totaling $153,932,237 were sold under agreements to repurchase at prices totaling $148,027,500.

## (7) Securities Purchased Under Agreements to Resell, Securities Borrowed and Related Collateral Arrangements

The Company enters into purchases of securities under agreements to resell and securities borrowed transactions, which are reflected as assets on the statement of financial condition. The Company has accepted securities, which it is permitted to repledge or sell, as collateral for securities purchased under agreements to resell and securities borrowed transactions. At December 31, 2014, securities purchased with a fair value totaling $39,161,573 were purchased under agreements to resell at prices totaling $39,123,750; and the Company deposited cash in the amount of $323,642,790 and accepted as collateral securities with a fair value of $315,874,544 under securities borrowing arrangements. At December 31, 2014, the fair value of this collateral, including accrued interest, was $355,036,117, of which $344,809,415 had been repledged or sold by the Company. The collateral is primarily received from other broker/dealers and is used by the Company to settle related securities sold, not yet purchased transactions to hedge its long inventory position.

## (8) Forward Contracts

The fair and settlement values of the forward contracts as of December 31, 2014 and the related gain (loss) recognized at December 31, 2014 are as follows:

| | Fair value | Settlement value | Gain (loss) |
|---|---|---|---|
| Buys | $ 6,959,326 | 7,102,243 | (142,917) |
| Sells | 3,390,414 | 3,551,122 | 160,708 |
| Total | | | $ 17,791 |

The gain of $17,791 as of December 31, 2014 is included in securities owned, at fair value, and securities sold, not yet purchased, at fair value, in the Company's statement of financial condition. All forward contracts would be considered Level 2 for purposes of ASC 820.

## (9) Transactions with Related Parties

FTBNA and FHN provide the Company certain accounting, administrative, audit, and legal functions for a fee payable monthly, pursuant to various administrative services agreements between the Company and FTBNA and FHN. In addition, the Company leases office space and furniture and fixtures from FTBNA.

Certain employees operate under an informal employee-sharing arrangement between the Company and FTBNA. Salaries and other compensation for those employees that incur time related to both Company and FTBNA operating activities are allocated based on established policies and procedures.

Employees of the Company participate in certain benefit programs sponsored by FTBNA or FHN, including a defined benefit pension plan, a contributory savings plan, and a postretirement medical

plan, as well as medical and group life insurance plans. A portion of the cost of these benefit programs has been allocated to the Company based upon the number of employees, salary levels, and other relevant measures. The actuarial and plan asset information pertaining to the employees of the Company is not segregated in FTBNA or FHN pension and postretirement calculations and is therefore not available.

Occasionally, the Company enters into standard fixed-income securities trades with FTBNA. These transactions are executed and settled in the same manner as if they were arm's length transactions with third parties.

As of December 31, 2014, $76,069,290 of the Company's cash and cash equivalents is held in a noninterest bearing checking account with FTBNA.

As of December 31, 2014, the Company had a net receivable balance of $335,684 from FTBNA as a result of various nontrade related transactions. There are no specific payment terms related to this receivable and all related-party transactions are settled periodically throughout the year.

The transactions with FTBNA and affiliates described above and the effect thereof on the accompanying financial statements may not necessarily be indicative of the effect that might have resulted from dealing with nonaffiliated parties.

## (10) Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements consist of the following at December 31, 2014:

| | | |
|---|---|---|
| Furniture and equipment | $ | 267,061 |
| Communications and computer equipment | | 6,882 |
| Leasehold improvements and other fixed assets | | 141,020 |
| | | 414,963 |
| Less accumulated depreciation and amortization | | (414,963) |
| | $ | — |

## (11) Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-l), which requires the maintenance of minimum net capital, as defined. The Company has elected to use the alternative method permitted by this rule, which requires that minimum net capital be maintained at the greater of $1,000,000 or 2% of aggregate debit items computed in accordance with the formula for determination of reserve requirements pursuant to Rule 15c3-3 of The Securities Exchange Act of 1934 (the Act), as defined. At December 31, 2014, the Company's net capital, as defined, totaled $260,345,551, which was $259,345,551 greater than its required net capital of $1,000,000.

In accordance with Rule 15c3-3 of the Act, as required, the Company segregates certain funds or qualified securities in accounts designated for the exclusive benefit of customers. Based on the computation for determination of reserve requirement at December 31, 2014, no funds were required to be segregated, however the Company chose to segregate $3,000,000 of cash for the exclusive benefit of customers.

## (12) Commitments and Contingencies

Some contracts that the Company enters into in the normal course of business include indemnification provisions that obligate the Company to make payments to the counterparty or others if certain events occur. The indemnification clauses are often standard contractual terms and were entered into in the normal course of business based on an assessment that the risk of loss would be remote. Since there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur, the Company is not able to estimate the maximum potential amount of future payments under these indemnification clauses. There are no amounts reflected on the accompanying statement of financial condition as of December 31, 2014 related to these indemnifications.

The Company is a party to financial instruments and commitments in the normal course of business to conduct trading activities with customers and broker/dealers, and manage market risks. These financial instruments and commitments include forward commitments to purchase and sell securities, securities sold not yet purchased, securities purchased and sold on a when-issued basis (when-issued securities), and firm underwriting commitments. These instruments and commitments involve, to varying degrees, elements of credit and market risk. Credit risk is the possibility that a loss may occur because a party to a transaction fails to perform according to the terms of the contract or the creditworthiness of the issuer of a security declines. Market risk is the possibility that a change in interest rates will cause an unfavorable change in the value of a financial instrument.

The Company controls the credit risk arising from these instruments and commitments through its credit approval process and through the use of risk control limits and monitoring procedures. It evaluates each issuer's customer's or other broker/dealer's creditworthiness on a case-by-case basis. If collateral is deemed necessary to reduce credit risk, the amount and nature of the collateral obtained is based on management's credit evaluation of the other party. Based on the Company's assessment of each of its counterparties, except for the collateral arrangements described in footnote 7, no additional collateral was required by the Company at December 31, 2014.

The market risk associated with trading financial instruments and commitments, the prices of which fluctuate regularly, is managed by imposing limits as to the type, amounts, and degree of risk that traders may undertake. These limits are approved by senior management, and the risk positions of traders are reviewed on a daily basis to monitor compliance with the limits.

Contingent liabilities arise in the ordinary course of business, including those related to lawsuits, arbitration, mediation, and other forms of litigation. Various litigation matters are threatened or pending against the Company. In view of the inherent difficulty of predicting the outcome of these matters, particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories or involve a large number of parties, or where claims are possible but have not been brought, the Company cannot reasonably determine what the eventual outcome of the pending matters will be, what the timing of the ultimate resolution of these matters may be, or what the eventual loss or impact related to each matter may be. The Company establishes loss contingency liabilities for litigation matters when loss is both probable and reasonably estimable as prescribed by applicable financial accounting guidance. A liability generally is not established when a loss contingency either is not probable or its amount is not reasonably estimable. If loss for a matter is probable and a range of possible loss outcomes can be estimated, accounting guidance generally requires a liability to be established at the low end of the range. At December 31, 2014, there were no pending or threatened litigation matters as to which the Company had determined that material loss was probable or had established a material loss reserve.

KPMG

**KPMG LLP**
Triad Centre III
Suite 450
6070 Poplar Avenue
Memphis, TN 38119-3901

## Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
FTN Financial Securities Corp:

We have examined the statements made by FTN Financial Securities Corp. (the Company), a wholly owned subsidiary of First Tennessee Bank National Association, included in the accompanying FTN Financial Securities Corp's Compliance Report, that (1) the Company's internal control over compliance was effective during the most recent fiscal year ended December 31, 2014; (2) the Company's internal control over compliance was effective as of December 31, 2014; (3) the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2014; and (4) the information used to state that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records. The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or the Account Statement Rule (NASD Rule 2340) of the Financial Industry Regulatory Authority that requires account statements to be sent to the customers of the Company, will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2014; the Company complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2014; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2014 was derived from the Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, the Company's statements referred to above are fairly stated, in all material respects.

KPMG LLP

Memphis, Tennessee
February 26, 2015

# FTN Financial Securities Corp's Compliance Report

FTN Financial Securities Corp. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

(1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.

(2) The Company's Internal Control Over Compliance was effective during the most recent fiscal year ended December 31, 2014;

(3) The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2014;

(4) The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2014; and

(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

---

FTN FINANCIAL SECURITIES CORP

I, Donald A. Ritcheson, swear (or affirm) that, to my best knowledge and belief, this Compliance Report is true and correct.

By: [signature]

Title: Chief Financial Officer

February 26, 2015

KPMG

**KPMG LLP**
Triad Centre III
Suite 450
6070 Poplar Avenue
Memphis, TN 38119-3901

## Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors and Shareholder
FTN Financial Securities Corp:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by FTN Financial Securities Corp. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, which included agreement of the amount to the cash disbursement check, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers which included the Form X-17A-5 , noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers which included the Form X-17A-5 supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2015

**SIPC-7**

(33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

For the fiscal year ended **12/31/2014**

(Read carefully the instructions in your Working Copy before completing this Form)

**SIPC-7**

(33-REV 7/10)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

18*18*********2430*********************MIXED AADC 220
051393 FINRA DEC
FTN FINANCIAL SECURITIES CORP
ATTN: DONALD RITCHESON
845 CROSSOVER LN STE 150
MEMPHIS TN 38117-4904

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

DONALD A. RITCHESON
901-435-8014

2. A. General Assessment (item 2e from page 2) $ 90,522

B. Less payment made with SIPC-6 filed (**exclude interest**) ( 50,908 )

7/24/14
Date Paid

C. Less prior overpayment applied ( — )

D. Assessment balance due or (overpayment) 39,614

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 39,614

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 39,614

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

FTN FINANCIAL SECURITIES CORP
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 6th day of FEBRUARY, 20 15.

CHIEF FINANCIAL OFFICER
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

## DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2014**
and ending **12/31/2014**

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 48,363,300 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation) | |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 12,154,667 | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ — | |
| Enter the greater of line (i) or (ii) | 12,154,667 |
| Total deductions | 12,154,667 |
| 2d. SIPC Net Operating Revenues | $ 36,208,633 |
| 2e. General Assessment @ .0025 | $ 90,522 (to page 1, line 2.A.) |